

Mail Stop 4720

March 28, 2018

Jesse Deering
Chief Financial Officer
Mackinac Financial Corporation
130 South Cedar Street
Manistique, MI 49854

> **Re:** **Mackinac Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed March 16, 2018**
> **File No. 333-223720**

Dear Mr. Deering:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: Jeffrey H. Kuras, Esq.